INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

April 25, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of WV Concentrated Equities Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 18, 2017, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the WV Concentrated Equities Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Risks of Investing

1.
In your response letter dated April 12, 2017, the Registrant confirmed that while the Fund may invest in derivatives, it will not do so as part of its principal investment strategy. Please confirm that the Fund’s investments in derivatives are not counted toward the 80% investment policy and confirm that the derivatives are valued at market value.

Response: The Registrant confirms the Fund’s investments in derivatives will not be counted toward the 80% investment policy and the derivatives will be valued at market value.

Performance

2.
In your response letter dated April 12, 2017, the Registrant indicated that the WHI Growth Fund Q.P., L.P. (the “Predecessor Fund”) was managed from January 2006 through December 2016 by William Harris Investors, Inc. In MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995), the investment advisor to the funds and each unregistered separate investment account were the same. In this instance, the Predecessor Fund has only been managed by Vivaldi Capital Management, LLC, an affiliate of Vivaldi Asset Management, LLC, since January 2017 which is unlike the facts in MassMutual Institutional Funds; therefore, the Fund may not use the Predecessor Fund’s performance in its prospectus.

Response: The Registrant has removed the Predecessor Fund’s performance information from the Prospectus.

3.	Please confirm that the Predecessor Fund’s returns are presented net of the Fund’s expenses.

Response: As indicated in response to Item #2, the Registrant has removed the Predecessor Fund’s performance information from the Prospectus.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake

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